McLaughlin & Stern, llp

Steven W. Schuster Partner Direct Phone: (212) 448B6216 Direct Fax: (800) 203-1556 EBMail: sschuster@mclaughlinstern.com	260 Madison Avenue New York, New York 10016 (212) 448B1100 Fax (212) 448B0066	Millbrook Office Franklin Avenue P.O. Box 1369 Millbrook, New York 12545 (845) 677B5700 Fax (845) 677B0097

September 7, 2012

Mr. Eric McPhee

Staff Accountant

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C., 20549

(202) 551-3696

Re:	Sunrise Real Estate Group, Inc.

Item 4.02 8-K

Filed August 17, 2012

File No. 000-32585

Dear Mr. McPhee:

On behalf of our client, Sunrise Real Estate Group, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission set forth in your letter, dated August 30, 2012, with respect to the Company’s Report on Form8K filed on August 17, 2012 (the “8K”). References to page numbers in our responses refer to page numbers in the 8K. For your convenience, the Commission’s comments have been repeated herein in bold, with responses immediately following each of the Commission’s comments.

1.	Please tell us what caused the delay between the date your independent accountants informed you that they identified an error on the consolidated financial statements for the year ended December 31, 2011 and that such financial statements should not be relied upon, May 24, 2012, and the date that you concluded that the previously issued consolidated financial statements for the year ended December 31, 2011 contained in the Company’s Annual Report on Form 10-K should no longer be relied upon August 15, 2012. We may have further comment.

Company’s Response

The independent accountants informed the Company of the error on May 24, 2012. We were advised that the error was a miscalculation in our underwriting sales in accordance with SFAS 66 in the amount of $300,000 and that the Company should investigate the matter further. When the independent auditor informed the Company of the error, it took time for us to complete our review of our financial statements for the year ended December 31, 2011 in order to determine:

a)    the quantitative amount and scope of the error;
b)    the quantitative accumulative impact, if any, to our financial results in following quarters in 2012,
c)    whether there were any other errors in the financial statements for the 12 months ended December 31, 2012; and
d)    determine whether the error was sufficiently significant to conclude that the financial statements in the initial filing should not be relied upon and that a restatement was required.

Based on our initial review of the financial statements, we did not believe that the miscalculation was sufficiently significant to warrant a restatement of the financial statements as the impact on the revenue generated by our underwriting sales was relatively small. However, after a more complete review, discussions with our independent accountants and their review of the Company’s calculation regarding the impact of the error on the Company’s financial statements, the Company determined that a restatement was necessary.

2.	Please tell us if you have reconsidered the adequacy of your previous disclosures regarding internal controls and disclosure controls and procedures in light of the material errors you have no disclosed.

We have reconsidered the adequacy of our previous disclosures regarding internal controls and will address this issue in the amendment to our annual report on Form 10-K. We determined that a miscalculation in underwriting sales was made in the initial working papers. This error was corrected by a supervisor. However, as a result of a clerical error, the miscalculation was included in the financial statements when the prior file was mistakenly used and not corrected upon internal review.

We have determined that there was a material weakness in the internal controls and disclosure controls and procedures in light of the failure to correct the miscalculation in the financial statements that were filed with the annual report on Form 10-K. We believe this miscalculation is a one-time mistake, but have taken steps to ensure such miscalculation will not be repeated. The Company has instituted additional review of any initial mistakes to ensure they are corrected and has instituted more cross referencing on work sheets and draft financial statements to double check calculations made in these work sheets and draft financial statements. These policies are being supervised by Wang Wen Yan, who became our new Chief Financial Officer on April 15, 2012. We believe that there are now no material weaknesses in our internal controls and disclosure controls and procedures are now effective.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Attached please find a letter executed by a duly authorized officer that provides the requested acknowledgement.

Thank you very much for your review. Should you have any questions regarding this letter, please feel free to contact the undersigned at (212) 448-6216.

Yours truly, /s/ Steven Schuster Steven Schuster

SUNRISE REAL ESTATE GROUP, INC.

No. 638, Hengfeng Road, Fl. 25, Shanghai, China 200070

TEL. +86.21. 6167.2800 / FAX +86.21.6167.2775

September 6, 2012

BY MAIL AND EDGAR TRANSMISSION

Mr. Eric McPhee

Staff Accountant

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C., 20549

(202) 551-3696

Dear Mr. McPhee,

In response to comment 2 of your letter of August 30, 2012, Sunrise Real Estate Group Inc.. (the “Company”), acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in nay proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly, /s/ Wang Wen Yan Wang Wen Yan Chief Financial Officer